Arbe Robotics Ltd.

HaHashmonaim St. 107

Tel Aviv-Yafo, Israel

September 15, 2021

VIA EDGAR AND E-MAIL

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Matthew Crispino

Re:	Arbe Robotics Ltd. Amendment No. 4 to Registration Statement on Form F-4

CIK No. 0001861841

File No. 333-257250

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form F-4, as amended (the “Registration Statement”) of Arbe Robotics Ltd. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on September 17, 2021, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, DLA Piper LLP, by calling Jon Venick at (212) 335-4651.

Thank you for your assistance in this matter.

[signature page follows]

Very truly yours,

Arbe Robotics Ltd.

By:	/s/ Jacob (Kobi) Marinka
Name: Jacob (Kobi) Marinka
Title: Chief Executive Officer

Cc: (via email)

Jon Venick, DLA Piper LLP

Danny Klein, Arbe Robotics Ltd.

Shay Dayan, Erdinast, Ben Nathan, Toledano & Co.

E. Scott Crist, Industrial Tech Acquisitions, Inc.

Asher S. Levitsky, Ellenoff Grossman & Schole LLP